EXHIBIT 99.4

June 27, 2003

Dear Shareholder:

Let me begin by saying “Thank you” on behalf of everyone at Sterling Financial Corporation for the confidence you have placed in our company. Enclosed for your information, you will find a revised Prospectus for the Sterling Dividend Reinvestment and Stock Purchase Plan.

The revised Prospectus is being sent to you because it includes several new enhancements we made to the Dividend Reinvestment and Stock Purchase Plan. Our ability to make these changes is a result of our recent decision to appoint American Stock Transfer and Trust Company to the additional role of Plan Agent.

American Stock Transfer is already a valued partner, acting as our Transfer Agent since 1994, and we are pleased to have them assume the additional role of Plan Agent.

The enhancements to the plan are in response to suggestions from our shareholders and our desire to be competitive in the marketplace. The new enhancements include:

•	The ability to buy shares through direct debit or by check.

•	The ability to invest funds monthly. Investment amounts can be as low as $100.

•	The ability to reinvest all or only a portion of your quarterly dividends.

•	The ability to make share transaction requests (sales, purchases, deposit of shares, shares issued) by using the form on your quarterly statement, or online at www.investpower.com.

•	The ability for first-time investors to purchase shares and enroll in the plan for an initial investment of $250.

If you have any questions, or if you would like to enroll in our dividend reinvestment and stock purchase plan, please call Sterling Financial Corporation at 717-735-5602. For your added convenience, shareholder requests or inquiries may also be directed to American Stock Transfer and Trust Company at 1-877-248-6420 (toll free) or online at www.investpower.com.

As a valued investor, we recognize the vital role you play in our company’s success. We will continue to work hard to justify your confidence in Sterling Financial Corporation.

Sincerely,

J. Roger Moyer, Jr.
President and CEO